

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2012

<u>Via E-mail</u>
Marco Moran
Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

      Re: Convenientcast, Inc.
              Item 4.01 Form 8-K
              Filed January 13, 2012
              File No. 001-32032

Dear Mr. Moran:

We issued a comment letter to you on the above captioned filing on January 19, 2012. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 24, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 24, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

Please contact Raquel Howard at (202) 551-3291 with any questions.

                          Sincerely,

                          /s/Tia L. Jenkins

                          Tia L. Jenkins
                          Senior Assistant Chief Accountant
                          Office of Beverages, Apparel and Mining

cc: <u>Via E-mail</u>
        Harold P. Gewerter, Esq.